UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PLACER DOME INC.
(Name of Subject Company)

PLACER DOME INC.
(Name of Person(s) Filing Statement)

Common Shares
(Title of Class of Securities)

(CUSIP Number of Class of Securities)
 725906

J. Donald Rose
Executive Vice-President, Secretary and General Counsel
Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1
Telephone (604) 682-7082

(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:
Douglas Bryce, Esq. Osler, Hoskin & Harcourt LLP 1 First Canadian Place, 61st Floor Toronto, Ontario, Canada, M5X 1B8 (416) 362-2111	Robert E. Spatt, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

☒ Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

        The exchange offer proposed by Barrick and described in this document has not commenced. In response to the proposed exchange offer by Barrick, if and when commenced, Placer Dome will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. Placer Dome security holders are advised to read Placer Dome's Solicitation/Recommendation Statement on Schedule 14D-9 if and when it becomes available because it will contain important information. Security holders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (if and when it becomes available), as well as any other documents filed by Placer Dome in connection with the exchange offer by Barrick, if and when it is commenced, free of charge at the SEC's website at www.sec.gov, or from Placer Dome at www.placerdome.com.

  •
  Included in this filing is a letter from Peter Tomsett, President and CEO of Placer Dome Inc., to employees of Placer Dome Inc.

November 4, 2005

To the Placer Dome team:

        As promised, I would like to update you on what we've been focused on since Barrick Gold Corporation announced its intention to make an unsolicited offer to acquire all of the outstanding shares of our company on Monday. I recognize that many of you both work for Placer Dome, and are also shareholders in our company. As you can appreciate, it is incumbent upon our management team and our Board of Directors to act in the best interests of our shareholders.

        As outlined in a news release we issued late yesterday, we have taken the following steps:

  •
  Our Board of Directors has met twice for initial reviews of the announcement. The Board's first meeting took place on Monday afternoon, just hours after Barrick advised us of its intentions.

  •
  The Board has now appointed a Special Committee of six independent directors to evaluate Barrick's announced proposal, consider alternatives and make recommendations to the Board.

  •
  We have also hired external financial advisors from CIBC World Markets and Morgan Stanley, and external legal counsel from the Canadian law firm of Osler, Hoskin & Harcourt and Simpson Thacher & Bartlett in the United States.

        Once the formal offer documents have been received from Barrick, our Board will be in a position to give their proposal further consideration. As I said in my earlier communication to you, this process could take a number of weeks. In the meantime, we have received formal notice from Barrick to provide a list of our shareholders. Under Canadian law, we have 10 calendar days to do so, and will comply with that schedule.

        You will have noticed that events this week have garnered a lot of media coverage. I remind you that such reporting is quite often based on market rumours and hearsay. This heightened sensitivity emphasizes the importance of confidentiality and professionalism on all of our parts. I ask you to direct any media or public inquiries to our approved spokespeople in Corporate Relations in Vancouver.

        As I stated earlier, it is critical that each of us stays focused on our jobs throughout this process. Nothing has changed in terms of our business priorities, and we must continue to meet our objectives for production, profitability and above all, for safety.

        We have a full team working closely with the Board to review all of our options going forward. I am committed to keeping you informed as we move through this process, and thank you for your continued professionalism during this time.

Peter Tomsett
President and CEO